Exhibit 99

Unaudited Pro Forma Combined Statement of Income

The following unaudited pro forma financial statement combines the unaudited, historical consolidated statements of income of ConocoPhillips and Burlington Resources Inc. (BR), giving effect to the acquisition using the purchase method of accounting. The unaudited pro forma combined statement of income assumes the acquisition was effected on January 1, 2006. The accounting policies of ConocoPhillips and BR are comparable.

The unaudited pro forma combined statement of income is for illustrative purposes only. The financial results may have been different had the companies always been combined. Further, the unaudited pro forma combined statement of income does not reflect anticipated synergies resulting from the acquisition. You should not rely on the pro forma combined statement of income as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that ConocoPhillips will experience.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Millions of Dollars
Three Months Ended March 31, 2006	ConocoPhillips	BR	Pro Forma Adjustments		ConocoPhillips and BR Pro Forma Combined

Revenues and Other Income
Sales and other operating revenues	$46,906	2,124	(219	)(a)	48,811
Equity in earnings of affiliates	960	1	—		961
Other income	61	50	—		111
Total Revenues and Other Income	47,927	2,175	(219)		49,883

Costs and Expenses
Purchased crude oil, natural gas and products	33,455	—	(219	)(a)	33,236
Production and operating expenses	2,215	336	—		2,551
Selling, general and administrative expenses	566	79	—		645
Exploration expenses	112	67	—		179
Depreciation, depletion and amortization	1,180	390	256	(b)	1,826
Property impairments	—	—	—		—
Taxes other than income taxes	4,387	112	—		4,499
Accretion on discounted liabilities	60	9	—		69
Interest and debt expense	115	72	159	(c)	346
Foreign currency transaction losses (gains)	22	(2)	—		20
Minority interests	18	—	—		18
Total Costs and Expenses	42,130	1,063	196		43,389
Income from continuing operations before income taxes	5,797	1,112	(415)		6,494
Provision for income taxes	2,506	368	(126	)(d)	2,748
Income From Continuing Operations	3,291	744	(289)		3,746

Income From Continuing Operations Per Share of Common Stock (dollars)
Basic	2.38				2.27
Diluted	2.34				2.23
Average Common Shares Outstanding (in thousands)
Basic	1,382,925				1,653,313	(e)
Diluted	1,404,704				1,677,839	(e)

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(a)                                  Reflects the elimination of sales from BR to ConocoPhillips.

(b)                                 Reflects increased depreciation, depletion and amortization related to the “step-up” of properties, plants and equipment to their estimated fair value. Producing properties, grouped at a BR divisional level in the United States and by country internationally, were assigned first-year unit-of-production depreciation rates ranging from 5 percent to 25 percent, while pooled leaseholds and corporate assets were assigned straight-line depreciation rates ranging from five to 25 years.

(c)                                  Reflects: 1) the increase in long-term debt to fund the cash portion of the purchase price at ConocoPhillips’ current borrowing interest rate of 5.05 percent, and 2) the restatement of BR’s debt to fair value as of March 31, 2006, and the corresponding reduction in interest expense as the resulting $442 million premium is amortized over a weighted-average effective yield period of 12 years. A one-eighth percent increase in the average borrowing rate would increase before-tax pro-forma-basis interest expense for the quarter by $4 million.

(d)                                 The pro forma adjustment to income tax reflects the statutory federal and state income tax impacts of the pro forma adjustments to BR’s pretax income, and also includes the estimated effect of the acquisition on ConocoPhillips’ interest expense allocated to foreign sources.

(e)                                  Reflects the exchange of outstanding BR stock, the issuance of 270.4 million shares of ConocoPhillips common stock (including 32.1 million treasury shares) to be issued to BR stockholders as consideration in the merger, and, for diluted average common shares outstanding, the effect of ConocoPhillips stock options issued in the exchange to BR stock option holders, as well as non-vested restricted stock.